SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

DEUTSCHE BANK AKTIENGESELLSCHAFT
(Name of Issuer)

Ordinary registered shares, no par value
(Title of Class of Securities)

D18190898
(CUSIP Number)

June 5, 2014
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. D18190898	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Paramount Services Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 62,889,620
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 62,889,620
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,889,620
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) Not Applicable (See Item 3)

CUSIP No. D18190898	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Treetop Family Foundation Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 62,889,620
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 62,889,620
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,889,620
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) Not Applicable (See Item 3)

CUSIP No. D18190898	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS H.E. Sheikh Hamad Bin Jassim Bin Jabor Al-Thani.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 62,889,620
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 62,889,620
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,889,620
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) Not Applicable (See Item 3)

Item 1(a).	Name of Issuer:

Deutsche Bank Aktiengesellschaft

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Taunusanlage 12
60325 Frankfurt am Main
Germany

Item 2(a).	Name of Person Filing:

I.	Paramount Services Holding Limited

II.	Treetop Family Foundation Inc.

III.	H.E. Sheikh Hamad Bin Jassim Bin Jabor Al-Thani

Item 2(b).	Address of Principal Business Office or, if none, Residence:

I.	Omar Hodge Building
2nd Floor
P.O. Box 985
Road Town
Tortola
British Virgin Islands

II.	c/o Icaza, Gonzalez-Ruiz & Aleman
Calle Aquilino De La Guardia
Edificio Igra
R.U.C 41-472-4615
D.V. 73
Panama

III.	c/o P.O. Box 4044
Doha
State of Qatar

Item 2(c).	Citizenship:

I.	British Virgin Islands

II.	Panama

III.	Qatar

Item 2(d).	Title of Class of Securities:

Ordinary registered shares, no par value.

Item 2(e).	CUSIP Number:

D18190898

Item 3.	If this statement is filed pursuant to §§ 240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.  This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Paramount Services Holdings Limited	62,889,620	5.8%	62,889,620	0	62,889,620	0
Treetop Family Foundation(1) Inc.	62,889,620	5.8%	0	62,889,620	0	62,889,620
H.E. Sheikh Hamad Bin Jassim Bin Jabor Al-Thani(2)	62,889,620	5.8%	0	62,889,620	0	62,889,620

(1)	Paramount Services Holdings Limited beneficially owns 62,889,620 ordinary registered shares of the Issuer, or approximately 5.8% of the ordinary registered shares of the Issuer. Treetop Family Foundation Inc. is the indirect beneficial owner of all of the shares of Paramount Services Holdings Limited.

(2)	Treetop Family Foundation, through its subsidiary Paramount Services Holdings Limited, beneficially owns 62,889,620 ordinary registered shares of the Issuer, or approximately 5.8% of the ordinary registered shares of the Issuer. H.E. Sheikh Hamad Bin Jassim Bin Jabor Al-Thani is the sole beneficiary of the Treetop Family Account Foundation.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 10, 2014

Paramount Services Holdings Limited

By:	/s/ FakirAhmed Gulam M. Kaldane
	Name:	FakirAhmed Gulam M. Kaldane
	Title:	Director

Treetop Family Foundation Inc.

By:	/s/ Fady Bakhos
	Name:	Fady Bakhos
	Title:	Authorized Signatory

H.E. Sheikh Hamad Bin Jassim Bin Jabor Al-Thani

By:	/s/ Fady Bakhos
	Name:	Fady Bakhos
	Title:	Authorized Signatory

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Agreement of Joint Filing